EX-99.1
AMENDING AGREEMENT
     THIS AGREEMENT is made as of December 3, 2008.
BETWEEN:
THE BANK OF NOVA SCOTIA, a Canadian chartered bank (the “Purchaser”),
— and —
SUN LIFE FINANCIAL INC., an insurance company incorporated under the laws of Canada (“SLFI”),
— and —
SUN LIFE FINANCIAL (CI HOLDINGS) INC., a corporation incorporated under the laws of Canada (“Subco”)
— and —
SUN LIFE ASSURANCE COMPANY OF CANADA, an insurance company amalgamated under the laws of Canada (“SLA”)
     WHEREAS the Purchaser, SLFI and Subco are parties to a purchase agreement dated as of October 5, 2008 (the “Purchase Agreement”) pursuant to which (i) SLFI agreed to sell the SLFI Units, (ii) Subco agreed to sell the Subco Units, and (iii) the Purchaser agreed to purchase the SLFI Units and the Subco Units, subject in each case upon and subject to the terms and conditions set out in the Purchase Agreement;
     AND WHEREAS the parties have agreed to amend the Purchase Agreement to permit the Sun Reorganization, to include as part of the consideration for the Securities the BNS Common Shares and BNS Preferred Shares and to add SLA as a party to the Purchase Agreement, all upon the terms and conditions in this Amending Agreement;
     NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties agree as follows:

ARTICLE 1 — INTERPRETATION
1.01 Definitions
     In this Amending Agreement, capitalized terms used, but not otherwise defined, herein have the meanings given to them in the Purchase Agreement.
1.02 Headings
     The division of this Amending Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Amending Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Amending Agreement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Amending Agreement.
1.03 Extended Meanings
     In this Amending Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, funds, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities. The term “including” means “including without limiting the generality of the foregoing”.
1.04 Statutory References
     In this Amending Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.
1.05 Accounting Principles
     Wherever in this Amending Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation or action is made or taken or required to be made or taken.
1.06 Currency
     All references to currency herein are to lawful money of Canada.

1.07 Schedules
     The following is the Schedule to this Amending Agreement:

Schedule A	—	Schedule 2.03 (Terms of BNS Preferred Shares) to the Purchase Agreement
ARTICLE 2 — AMENDMENTS TO THE PURCHASE AGREEMENT
2.01 SLA as a Party
     The Purchase Agreement is amended to add SLA as a party thereto and SLA agrees to be bound by the Purchase Agreement, as amended by this Amending Agreement, as if an original party to the Purchase Agreement. SLA represents and warrants to the Purchaser that (i) the execution, delivery and performance of this Amending Agreement has been duly authorized by all necessary corporate action of SLA, and (ii) this Amending Agreement has been duly executed and delivered by SLA and constitutes a valid and legally binding obligation of SLA in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.
2.02 Definitions
     (1) The Purchase Agreement is amended by adding in Section 1.01 thereof, in alphabetical order, the following defined terms:
“Amending Agreement” means the amending agreement made as of December 3, 2008 between the Purchaser, SLFI, Subco and SLA that amends this Agreement, including its recitals and schedules, as amended from time to time.
“BNS Common Shares” means 14,450,867 common shares in the capital of the Purchaser.
“BNS Disclosure Documents” means the following documents filed by the Purchaser and publicly available on the System for Electronic Document Analysis and Retrieval (SEDAR) website:
(i) the Purchaser’s most recent Annual Information Form;
(ii) the Purchaser’s most recent annual audited consolidated financial statements, together with the auditors’ report thereon;
(iii) the Purchaser’s most recent Management’s Discussion and Analysis of financial condition and results of operations; and
(iv) until superseded by the audited statements described in (ii) above, the Purchaser’s most recent comparative unaudited consolidated interim financial statements and Management’s Discussion and Analysis of financial condition and results of operations for such interim period.
“BNS Preferred Shares” means 10,000,000 non-cumulative 5 year rate reset preferred shares series 24 in the capital of the Purchaser having the rights, privileges, restrictions and conditions set out in Schedule 2.03.
“E&Y Report” means a report of Ernst & Young LLP prepared for SLFI to the effect that New CI Holdco does not have any net Liabilities for Taxes at the Time of Closing.
“Liabilities” means, with respect to any person, any liability or obligation of such person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, and whether or not the same is required to be accrued on the financial statements of such person.
“New CI Holdco” means SL TransCo 2008-1, LLC and the company resulting from the conversion of that company into a corporation under the laws of Delaware, and that corporation as continued under the laws of Canada as contemplated by the Sun Reorganization.
“New CI Holdco Shares” means all of the outstanding shares of New CI Holdco.
“Share Purchase Price” has the meaning set out in Section 2.02(2).
“Sun Reorganization” means the transactions described as the “Sun Reorganization” in the Tax Indemnity Agreement.
“Tax Returns” means all returns, reports, declarations, statements, bills, schedules, forms or written information of, or in respect of, Taxes that are, or are required to be, filed with or supplied to any Taxation Authority.
“Tax Indemnity Agreement” means the tax indemnity agreement in the form agreed by the parties.
“Taxation Authority” means any domestic or foreign government, agency or authority that is entitled to impose Taxes or to administer any applicable Tax legislation.
“Transaction Documents” means, collectively, this Agreement and the Tax Indemnity Agreement.
“UK Agreements” has the meaning set out in Section 3.01(1)(p).
     (2) The Purchase Agreement is amended by deleting in their entirety in Section 1.01 thereof the defined terms “Closing Date”, “Losses”, “Securities”, “Time of Closing” and “Vendors” and substituting therefor, respectively, the following:

“Closing Date” means the date that is six (6) Business Days after all conditions to the purchase and sale of the Securities set out in Sections 5.01 and 5.02 (other than those conditions that by their nature can only be satisfied on the Closing Date) having been satisfied or waived or (ii) such other date as may be agreed to in writing by the Vendors and the Purchaser.
“Losses” means all damages, fines, penalties, deficiencies, losses, Liabilities, costs, fees and expenses (including interest, court costs and reasonable fees and expenses of lawyers, accountants and other experts and professionals).
“Time of Closing” means 9:00 a.m. (Toronto time) on the Closing Date.
“Securities” means the SLFI Units and the Subco Units or the New CI Holdco Shares, as applicable.
“Vendors” means, collectively, SLFI, Subco and SLA.
2.03 Schedules
     The Purchase Agreement is amended by (i) deleting in its entirety Section 1.08 thereof and substituting therefor the following:
     “1.08 Schedules
The following are the Schedules to this Agreement:

Schedule 2.03	—	Terms of BNS Preferred Shares
Schedule 3.02	—	Purchaser’s Consents”;
and (ii) adding as a schedule thereto “Schedule 2.03 — Terms of BNS Preferred Shares” in the form attached hereto as Schedule A.
2.04 Securities to be Sold and Purchased
     The Purchase Agreement is amended by deleting in its entirety Section 2.01 thereof and substituting therefor the following:
“Upon and subject to the terms and conditions hereof, (i) SLFI will sell the SLFI Units to the Purchaser and the Purchaser will purchase the SLFI Units from SLFI at the Time of Closing, (ii) if the Sun Reorganization has been completed in accordance with its terms and the Vendors have delivered to the Purchaser a copy of the E&Y Report, in each case prior to the Time of Closing, SLA will sell the New CI Holdco Shares to the Purchaser and the Purchaser will purchase the New CI Holdco Shares from SLA at the Time of Closing, and (iii) if the Sun Reorganization has not been completed in accordance with its terms or the Vendors have not delivered to the Purchaser a copy of the E&Y Report, in each case, prior to the Time of Closing, Subco or New CI Holdco, as the case may be, will sell the Subco Units to the Purchaser and the Purchaser will purchase the Subco Units from Subco at the Time of Closing. If the sale and purchase of the New CI Holdco

Shares is completed in accordance with the terms of this Agreement, neither the Purchaser nor Subco will be obligated to complete the sale and purchase of the Subco Units contemplated by this Agreement.
Notwithstanding any other provision of this Agreement, at SLA’s option, it will be entitled, in lieu of selling the New CI Holdco Shares, by notice to the Purchaser, to cause New CI Holdco to sell, in which case the Purchaser will purchase, the Subco Units at a price of $22.00 per Subco Unit. If New CI Holdco is the seller, the parties will cooperate with one another to make any changes to this Agreement necessary to effect the sale of the Subco Units, including changes to representations and warranties and conditions as appropriate.”
2.05 Purchase Price
     The Purchase Agreement is amended by deleting in its entirety Section 2.02 thereof and substituting therefor the following:
“(1) The purchase price payable to SLFI for the SLFI Units (such amount being hereinafter referred to as the “SLFI Purchase Price”) will be $361,039,800.00, being $22.00 per SLFI Unit.
(2) The purchase price payable to SLA for the New CI Holdco Shares (such amount being referred to as the “Share Purchase Price”) will be $1,940,377,890.00.
(3) If applicable, the purchase price payable to Subco for the Subco Units (such amount being hereinafter referred to as the “Subco Purchase Price”) will be $1,940,377,890.00, being $22.00 per Subco Unit.
(4) The parties acknowledge and agree that the SLFI Purchase Price, the Subco Purchase Price and the Share Purchase Price each represents an amount on a per unit basis that is not greater than 115% of the “market price” of a trust unit of the Fund at the date of the bid as determined in accordance with the Securities Act (Ontario). The parties further agree that if, notwithstanding such acknowledgement and agreement, a final order or ruling (or equivalent determination) is made prior to the Time of Closing or within 60 days thereafter by any member of the Canadian Securities Administrators which provides that the “private agreement exemption” set out in Section 100.1 of the Securities Act (Ontario) (or the equivalent provisions in the other provinces and territories of Canada) is not available to exempt the transactions contemplated by Section 2.01 from the formal take-over bid requirements of applicable securities laws as a result of the value of the consideration paid for any of the Securities, including brokerage fees or commissions, being greater than (i) 115% of the “market price” of such Securities at the date of the bid as determined in accordance with the Securities Act (Ontario) (or the equivalent provisions in the other provinces and territories of Canada) or (ii) the amount of the SLFI Purchase Price, the Subco Purchase Price or the Share Purchase Price, as applicable, for such Securities as calculated as if it were payable entirely in cash, then each of the SLFI Purchase Price, the Subco Purchase Price and the Share Purchase Price will be adjusted downward to an amount equal to the lesser of (i) 115% of such “market price” of the

Securities as so determined and (ii) the amount of such Purchase Price as calculated as if it were payable entirely in cash. In the event of any such downward adjustment prior to the Time of Closing, each of the Vendors may elect whether to reduce the number of BNS Preferred Shares or BNS Common Shares or the amount of cash to give effect to the adjustment; provided that, in the event that, during such 60-day period, any person shall have commenced or threatened to commence any action, suit or proceeding or have made any complaint to any member of the Canadian Securities Administrators, in each case challenging the availability of the “private agreement exemption” in Section 100.1(1) of the Securities Act (Ontario) (or the equivalent provisions in the other provinces and territories of Canada) for the purpose of this Agreement, then the obligations of the parties hereto under this Section 2.02 to make the adjustments contemplated hereby will continue until final resolution of such action, suit, proceeding or complaint by the applicable members of the Canadian Securities Administrators. In the event of any such downward adjustment after the Time of Closing, the Vendors will, without duplication, forthwith pay, on a joint and several basis, the amount of such adjustment to the Purchaser by way of a wire transfer of immediately available funds to an account specified by the Purchaser.”
2.06 Payment of Purchase Price
     The Purchase Agreement is amended by deleting in its entirety Section 2.03 thereof and substituting therefor the following:
“(1) The SLFI Purchase Price will be payable as follows: (a) by the wire transfer at the Time of Closing of immediately available funds in an amount specified by SLFI to an account specified by SLFI; (b) by the delivery to SLFI of certificates representing BNS Common Shares in an amount specified by SLFI duly registered in the name of SLFI or as it may direct; and (c) by the delivery to SLFI of certificates representing BNS Preferred Shares in an amount specified by SLFI duly registered in the name of SLFI or as it may direct.
(2) The Share Purchase Price will be payable as follows: (a) by the wire transfer at the Time of Closing of immediately available funds in an amount specified by SLA to an account specified by SLA; (b) by the delivery to SLA of certificates representing BNS Common Shares in an amount specified by SLA duly registered in the name of SLA or as it may direct; and (c) by the delivery to SLA of a certificate representing BNS Preferred Shares in an amount specified by SLA duly registered in the name of SLA or as it may direct.
(3) If applicable, the Subco Purchase Price will be payable as follows: (a) by the wire transfer at the Time of Closing of immediately available funds in an amount specified by Subco to an account specified by Subco; (b) by the delivery to Subco of a certificate representing BNS Common Shares in an amount specified by Subco duly registered in the name of Subco or as it may direct; and (c) by the delivery to Subco of a certificate representing BNS Preferred Shares in an amount specified by Subco duly registered in the name of Subco or as it may direct.

(4) The Vendors will specify the relevant amounts to the Bank at least two Business Days before the Closing Date; provided that in no event will the aggregate number of BNS Common Shares to be issued to the Vendors exceed 14,450,867, nor will the aggregate number of BNS Preferred Shares to be issued to the Vendors exceed 10,000,000 and nor will the aggregate amount of cash exceed $1,551,417,690.”
2.07 Vendors’ Representations and Warranties
     (1) The Purchase Agreement is amended by deleting in its entirety the second sentence of Section 3.01(c) thereof.
     (2) The Purchase Agreement is amended by deleting in its entirety Section 3.01(h) thereof and substituting the following:
“(h) Except as previously disclosed to the Purchaser (whether by the Vendors, the Fund or any other person), at October 5, 2008, to the best of the knowledge of the Vendors, they are not aware of any “material fact” (as that term is defined in the Securities Act (Ontario)) concerning the business of the Fund that has not been generally disclosed (or that is not reasonably capable of being derived by the Purchaser from information that has been generally disclosed) and that would be significant to the Purchaser in the context of its purchase of the Securities, and for this purpose knowledge means the actual knowledge of Donald A. Stewart or Kevin P. Dougherty in their capacity as trustees of the Fund and without any investigation or enquiry.”
     (3) The Purchase Agreement is amended by adding to Section 3.01 thereof the following immediately after Section 3.01(1) thereof:
“(m)	SLA is an insurance company duly amalgamated, organized and subsisting under the laws of Canada with the corporate power to own its assets and to carry on its business as now conducted.

(n)	At the Time of Closing, New CI Holdco will be the beneficial and registered owner of the Subco Units free and clear of all Encumbrances. At the date of this Agreement, Subco is the beneficial and registered owner of the Subco LP Units free and clear of all Encumbrances and, if the Sun Reorganization is not completed prior to the Time of Closing, at the Time of Closing, Subco will be the beneficial and registered owner of the Subco Units free and clear of all Encumbrances.

(o)	SLA has the power, authority and right to enter into and deliver this Agreement and to transfer the legal and beneficial title and ownership of the New CI Holdco Shares to the Purchaser free and clear of all Encumbrances.

(p)	New CI Holdco is a limited liability company duly incorporated, organized and subsisting under the laws of the State of Delaware, United States with the corporate power to own its assets and to carry on its business and has made all necessary filings under all applicable corporate, securities and Taxation laws and any other Applicable Laws. At the Time of Closing, New CI Holdco will be a corporation duly continued, organized and subsisting under the laws of Canada under the name “SL TransCo 2008-1 Inc.” with the corporate power to own its assets and to carry on its business and will have made all necessary filings under all applicable corporate, securities and Taxation laws and any other Applicable Laws. New CI Holdco does not have any subsidiaries and is not bound by any agreement, option, commitment or understanding (whether written or oral) to acquire any securities of any person or to acquire or lease any real property or other assets, other than the acquisition of the Subco Units pursuant to the Sun Reorganization and an agreement dated November 14, 2008 between it and SLA relating to the purchase of Sun Life Financial of Canada UK Limited and an agreement dated November 14, 2008 between it and SLF of Canada UK Limited relating to the sale of Sun Life Financial of Canada UK Limited (collectively, the “UK Agreements”). New CI Holdco is in compliance with all Applicable Laws.

(q)	At the Time of Closing, the authorized capital of New CI Holdco will consist of an unlimited number of common shares, of which 1,940,377,992 will have been validly issued and will be outstanding as fully paid and non-assessable.

(r)	All of the issued and outstanding shares of New CI Holdco are beneficially owned by, and registered in the name of, SLA. No person has any registered or beneficial ownership interest in New CI Holdco, other than SLA. There are no restrictions on the voting rights (including voting trusts or proxies), or sale or transfer (including agreements relating to pre-emptive rights, rights of first refusal, co-sale rights or “drag-along” rights) of any securities of New CI Holdco other than private company restrictions in its articles. No dividends or distributions of any kind have been declared or set aside by New CI Holdco for payment to its shareholders which have not been fully paid or distributed.

(s)	At the Time of Closing, the sole activity of New CI Holdco will have been the purchase, sale and holding of SLA’s UK insurance business for the purpose only of reorganizing the UK business, the holding for investment purposes of the Subco Units and the undertaking of ancillary activities relating to its corporate existence and capitalization. Except as described in the previous sentence and holding the Subco Units, at the Time of Closing New CI Holdco will not have carried on any business. At the Time of Closing, New CI Holdco will not be carrying on any business and New CI Holdco will not have, any (i) assets, properties or employees other than the Subco Units, or (ii) Liabilities. At the Time of Closing, New CI Holdco will not be a party to or bound by any agreement, commitment or understanding (whether written or oral) or any other document other than the UK Agreements or as described in the Sun Reorganization.

(t)	The corporate records and minute books of New CI Holdco contain complete and accurate minutes of all meetings or other proceedings of the directors (or any committee thereof) and shareholders of New CI Holdco held since its incorporation and all such meetings were duly called and held and the share certificate books, register of shareholders, register of transfers and register of directors and officers of New CI Holdco are complete and accurate.

(u)	There are no Claims pending or threatened against or affecting New CI Holdco, whether at law or in equity or before any Governmental Authority.

(v)	The execution, delivery and performance of each Transaction Document to which it is a party by SLFI and SLA have been duly authorized by all necessary corporate action of SLFI and SLA. Each Transaction Document to which it is a party has been duly executed and delivered by SLFI and SLA and constitutes a valid and legally binding obligation of SLFI and SLA, enforceable against SLFI and SLA in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(w)	There is no contract, option or any other right of another binding upon or which at any time in the future may become binding upon (i) SLA or New CI Holdco to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or create an Encumbrance upon any of the Subco LP Units or any of the Subco Units, or (ii) SLA to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or create an Encumbrance upon any of the New CI Holdco Shares other than pursuant to the provisions of this Agreement.

(x)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by any Vendor will result in:
(i)	the violation of any of the provisions of the constating documents or by-laws of New CI Holdco;

(ii)	a breach of the terms of, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation of a loss of rights under, or result in the creation or imposition of any Encumbrance upon any of the Subco LP Units, Subco Units or New CI Holdco Shares under, any agreement or other instrument to which any Vendor or New CI Holdco is a party or by which any Vendor or New CI Holdco is bound; or

(iii)	subject to Competition Act Compliance and approval of the Office of the Superintendent of Financial Institutions, the violation of any Applicable Law in respect of which New CI Holdco must comply.
(y)	The completion of any of the transactions contemplated by the Sun Reorganization will not breach the terms of, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation of a loss of rights under, or give rise to any right of the Fund or Canadian International LP to cause the sale, transfer or other disposition of any of the Subco LP Units or associated special voting units of the Fund, Subco

Units or SLFI Units or any diminution or loss of rights in respect of any of the Subco LP Units (except as may be set forth in the limited partnership agreement dated May 19, 2006 of Canadian International LP) or associated special voting units of the Fund, Subco Units or SLFI Units under, any agreement or other instrument to which the Fund, Canadian International LP or any of their respective Affiliates is a party or by which the Fund, Canadian International LP or any of their respective Affiliates is bound.

(z)	No person acting or purporting to act on behalf of SLA or any of its Affiliates is, or will be, entitled to any commission or broker’s or finder’s fee with respect to the transactions contemplated by this Agreement from the Purchaser.

(aa)	Subject to Competition Act Compliance and approval of the Office of the Superintendent of Financial Institutions, no notices, reports or other filings are required to be made by any of the Vendors or New CI Holdco with, nor are any consents, registrations, approvals, permits, or authorizations required to be obtained by any of the Vendors or New CI Holdco from, any Governmental Authority or any third party in connection with the Sun Reorganization or the execution, delivery or performance of this Agreement by SLA or the consummation by any of the Vendors or New CI Holdco of the transactions contemplated by this Agreement.

(bb)	At the Time of Closing, (i) SLGI will not have acquired any shares of SLA, (ii) SLA will not have acquired any of the shares of Subco, any of the Subco LP Units, any of the Subco Units, or any of the New CI Holdco Shares, and (iii) New CI Holdco will not have acquired any of the Subco Units, in each case in order that the Purchaser might make use of the exemption under section 100.1 of the Securities Act (Ontario). SLA is not, and at the Time of Closing New CI Holdco will not be, acting as nominee, agent, trustee, executor, administrator, or other legal representative for one or more persons or companies having a direct beneficial interest in any of the New CI Holdco Shares or Subco Units.

(cc)	SLA is not a non-resident of Canada or a partnership other than a Canadian Partnership within the meaning of section 116 of the Income Tax Act (Canada).
2.08 Purchaser’s Representations and Warranties
(1)	The Purchase Agreement is amended by deleting in its entirety Section 3.02(d) and substituting therefor the following:

“(d)	The Purchaser is purchasing the SLFI Units, and if applicable the Subco Units, and the New CI Holdco Shares for its own account as principal and not with a view to resale.”

(2)	The Purchase Agreement is amended by deleting in its entirety Section 3.02(g) and substituting therefor the following:

“(g)	Except (i) as set forth on Schedule 3.02, (ii) for customary filings with the TSX relating to the listing of the BNS Common Shares,BNS Preferred Shares and Series 25 Preferred Shares, (iii) the filing of the Prospectus Supplement and an amendment to the Prospectus and (iv) payment of prescribed filing fees relating thereto under applicable securities laws and stock exchange rules, no notices, reports or other filings are required to be made by the Purchaser with, nor are any consents, registrations, approvals, permits, or authorizations required to be obtained by the Purchaser from, any Governmental Authority or any third party in connection with the execution, delivery or performance of this Agreement by the Purchaser or the consummation by the Purchaser of the transactions contemplated by this Agreement.”

(3)	The Purchase Agreement is amended by adding the following immediately after Section 3.02(g) thereof:

“(h)	The Purchaser is in compliance with its continuous disclosure obligations under Applicable Laws, including disclosure of any material changes in the affairs of the Purchaser in accordance with Applicable Laws.

(i)	Each BNS Disclosure Document at the time of its filing complied in all material respects with the requirements of Applicable Laws and did not contain, and at the Time of Closing will not contain, any misrepresentation (as defined in Applicable Laws).

(j)	The press release of the Purchaser dated December 2, 2008 relating to the financial results of the Purchaser for the year ended October 31, 2008 does not contain any misrepresentation (as defined in Applicable Laws).

(k)	At the Time of Closing, the Purchaser will have taken all necessary corporate action to create the BNS Preferred Shares and the Series 25 Preferred Shares issuable on conversion of the BNS Preferred Shares and to authorize the issuance of the BNS Common Shares and BNS Preferred Shares, as contemplated under Section 2.06, and the Series 25 Preferred Shares issuable on conversion of the BNS Preferred Shares, and on receipt by the Purchaser of the consideration for such shares, they will be issued as fully paid and non-assessable.

(l)	The Series 25 Preferred Shares issuable on conversion of the BNS Preferred Shares and BNS Preferred Shares issuable on conversion of the Series 25 Preferred Shares will not be subject to any statutory hold period under Applicable Laws other than restrictions under Applicable Law related to the status of the holder.

(m)	The Purchaser has not paid any brokerage fee or commission in respect of the purchase of the Securities or the issuance of the BNS Common Shares or BNS Preferred Shares contemplated under Section 2.06.

(o)	No securities commission or any similar regulatory authority in any jurisdiction has issued any order which is currently outstanding preventing or suspending trading in the securities of the Purchaser and no such proceeding is, to the knowledge of the Purchaser, pending, contemplated or threatened.”
2.09 Covenants of the Purchaser
     The Purchase Agreement is amended by adding in Section 4.03 thereof, the following additional paragraph:
“The Purchaser will use reasonable best efforts (i) to obtain a receipt or other decision document for an amendment to the Prospectus as contemplated by Section 5.02(f) as soon as reasonably possible and (ii) to list the BNS Preferred Shares and Series 25 Preferred Shares on the Toronto Stock Exchange.”
2.10 Conditions for the Benefit of the Purchaser
     The Purchase Agreement is amended by (i) deleting the semi-colon at the end of Section 5.01(e) thereof, (ii) deleting the period at the end of Section 5.01(f) thereof and substituting therefor “;”, and (iii) adding the following immediately after Section 5.01(f) thereof:
“(g)	SLFI, SLA and New CI Holdco will have entered into the Tax Indemnity Agreement;

(h)	all directors and officers of New CI Holdco will have resigned;

(i)	all directors, officers and shareholders of New CI Holdco and each of its predecessors and Sun Life Financial of Canada UK Limited, SLF of Canada UK Limited and all other parties to the UK Agreements will have released New CI Holdco from any and all possible Claims against New CI Holdco or any of its predecessors arising from any act, matter, or thing arising at or prior to the Time of Closing;

(j)	(i) SLFI will have delivered to the Purchaser a duly executed proxy in respect of the SLFI Units, and (ii) Subco will have delivered to the Purchaser a duly executed proxy in respect of the special voting units of the Fund attached to the Subco LP Units, in each case sufficiently in advance of the special meeting of the unitholders of the Fund to be held on December 19, 2008, including any adjournments thereof, so as to enable the Purchaser or its nominee to participate in such special meeting, and naming as its proxy such person as the Purchaser may direct;

(k)	the Sun Reorganization will have been completed in accordance with the description thereof set out in the Tax Indemnity Agreement; and

(l)	each of SLA and New CI Holdco will have prepared and filed with applicable Taxation Authorities elections pursuant to section 85 of the Income Tax Act (Canada) in respect of the transfer by SLA of the Subco Units to New CI Holdco in exchange for shares of New CI Holdco pursuant to the Sun Reorganization, which elections shall specify an elected amount mutually acceptable to the Purchaser and the Vendors.
2.11 Conditions for the Benefit of the Vendors
     The Purchase Agreement is amended by (i) deleting “and” at the end of Section 5.02(d), (ii) deleting the period at the end of Section 5.02(e) and substituting therefor “;”, and (iii) adding the following immediately after Section 5.02(e) thereof:
“(f)	The Purchaser will have (i) prepared and filed with the Ontario Securities Commission, as principal regulator, and with the securities regulatory authorities in each of the other provinces and territories of Canada (together with the Province of Ontario, “Qualifying Jurisdictions”) and received a receipt or other decision document therefor, an amendment to the Purchaser’s short form base shelf prospectus dated April 16, 2008 (the “Prospectus”), and (ii) prepared and filed a prospectus supplement to the Prospectus (together, the “Prospectus Supplement”) with the Ontario Securities Commission, as principal regulator, and with securities regulatory authorities in each of the other Qualifying Jurisdictions, qualifying the distribution to the Vendors, as applicable, of the BNS Common Shares and BNS Preferred Shares contemplated by Section 2.06; and

(g)	The BNS Common Shares and BNS Preferred Shares contemplated by Section 2.06 will be listed on the Toronto Stock Exchange and the Series 25 Preferred Shares will be conditionally listed on the Toronto Stock Exchange.”
2.12 Termination
     The Purchase Agreement is amended by deleting in its entirety Sections 5.04(c) and 5.04(d) thereof and substituting therefor the following:
“(c)	by the Vendors or the Purchaser if the completion of the sale and purchase of the SLFI Units and of the New CI Holdco Shares or, if applicable, the Subco Units herein contemplated has not occurred (other than through the failure of the party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before February 28, 2009 or such later date as is necessary to accommodate the final resolution of the matter that may be resolved by the final order referred to in Section 7.03(2) or such later date as the parties may agree upon; and

(d)	by either the Vendors or the Purchaser in the event that a final order or ruling is made by any member of the Canadian Securities Administrators or, if such order or ruling is appealable, a final, non-appealable order is made by a court, which provides that the “private agreement exemption” set out in Section 100.1 of the Securities Act (Ontario) (or the equivalent provisions in the other provinces and territories of Canada) is not available to exempt the transactions contemplated by Article 2 from the formal take-over bid requirements of applicable securities laws (after giving effect to the downward adjustments contemplated by Section 2.02(4) hereof) as a result of the value of the consideration paid for any of the Securities, including brokerage fees or commissions, being greater than (i) 115% of the “market price” of the Securities at the date of the bid as determined in accordance with the Securities Act (Ontario) (and the equivalent provisions in the other provinces and territories of Canada), or (ii) the amount of the SLFI Purchase Price, the Subco Purchase Price or the Share Purchase Price, as applicable, for such Securities as calculated as if it were payable entirely in cash.”
2.13 Indemnification by the Vendors
     The Purchase Agreement is amended by deleting in its entirety Section 7.02 and substituting therefor the following:
“(1)	Subject to the provisions of this Article 7, the Vendors will, on a joint and several basis, indemnify and save harmless the Purchaser and the directors, officers, employees and agents of the Purchaser (collectively, the “Purchaser Indemnitees”) from and against all Claims asserted against and Losses incurred by any of them directly or indirectly arising out of resulting from:
(a)	any inaccuracy or misrepresentation in any representation or warranty of any Vendor in this Agreement; or

(b)	any breach of any covenant of any Vendor of this Agreement; or

(c)	any of the transactions contemplated by any of the UK Agreements.
(2)	Notwithstanding any of the other provisions of this Agreement, none of the Vendors will be liable to any Purchaser Indemnitee in respect of any Claim or Loss directly or indirectly arising out of or resulting from any inaccuracy or misrepresentation in the representations or warranties of the Vendors set forth in Section 3.01(h) unless notice of any Claim by the Purchaser against the Vendors with respect thereto is given to the Vendors by the Purchaser within eighteen (18) months after the Closing Date whether or not any Purchaser Indemnitee has discovered or could have discovered such inaccuracy or misrepresentation before such time, but excluding any Claim or Loss arising out of or resulting from any fraud by any Vendor in which case there will be no time limit for the Purchaser to make a Claim against either Vendor in respect thereof.”
2.14 Indemnification by the Purchaser
     The Purchase Agreement is amended by adding to Section 7.03 thereof the following immediately after Section 7.03(1):
“(2)	Subject to the provisions of this Article 7, the Purchaser will indemnify and save harmless the Vendors from and against all Specified Losses incurred by the Vendors in the event that (i) a final order or ruling is made by any member of the Canadian Securities Administrators or, if such order or ruling is appealable, a final, non-appealable order is made by a court, which provides that the “private agreement exemption” set out in Section 100.1 of the Securities Act (Ontario) (or

the equivalent provisions in the other provinces and territories of Canada) is not available to exempt the transactions contemplated by Article 2 from the formal take-over bid requirements of applicable securities laws (after giving effect to the downward adjustments contemplated by Section 2.02(4) hereof) as a result of the value of the consideration paid for any of the Securities, including brokerage fees or commissions, being greater than (A) 115% of the “market price” of the Securities at the date of the bid as determined in accordance with the Securities Act (Ontario) (and the equivalent provisions in the other provinces and territories of Canada), or (B) the amount of the SLFI Purchase Price, the Subco Purchase Price or the Share Purchase Price, as applicable, for such Securities as calculated as if it were payable entirely in cash, and (ii) this Agreement is terminated by either the Vendors or the Purchaser pursuant to Section 5.04(d). The parties agree that the right of the Vendors to indemnification from and against Specified Losses under this Section 7.03(2) is the sole and exclusive remedy of the Vendors in respect of the event giving rise to such indemnification and the Purchaser will have no other Liability whatsoever in respect thereof.

(3)	Notwithstanding any of the other provisions of this Agreement, the Purchaser will not be liable to any Vendor Indemnitee in respect of any Claim or Loss directly or indirectly arising out of or resulting from any inaccuracy or misrepresentation in the representations or warranties of the Purchaser set forth in Section 3.02(h), (i) or (j), (i) unless notice of any Claim by the Vendor Indemnitee against the Purchaser with respect thereto is given by the Vendors to the Purchaser within eighteen (18) months after the Closing Date whether or not any Vendor Indemnitee has discovered or could have discovered such inaccuracy or misrepresentation before such time, but excluding any Claim or Loss arising out of or resulting from any fraud, by the Purchaser in which case there will be no time limit for the Vendors to make a Claim against the Purchaser in respect thereof, or (ii) if any Vendor shall have successfully recovered Losses in respect of a Claim pursuant to applicable securities laws in respect of a matter set forth in Section 3.02(h), (i) or (j) on the basis that the Prospectus Supplement contains a misrepresentation in respect thereof.

(4)	For the purposes of Section 7.03(2), “Specified Losses” means an amount equal to (A - B) x C, where

A	=	$22

B	=	the greater of (i) the three day volume weighted average trading price of a trust unit of the Fund (or a common share of any successor to the Fund, as applicable) on the last Business Day prior to the date of such final order or ruling, and (ii) the net proceeds per trust unit of the Fund (or common share of any successor to the Fund, as applicable) realized by the Vendors in connection with any sale, equity monetization or other disposition of trust units of the Fund or common shares of any successor to the Fund, as applicable, made within 180 days following the termination of this Agreement in accordance with its terms, provided that if no such disposition has occurred during such 180-day period, then “B” will be the amount specified in item (i) above.

C	=	104,609,895
plus any out-of pocket expenses reasonably incurred by the Vendors in connection with securing the payment of the indemnification provided by Section 7.03(2).”
2.15 Exclusive Remedy
     The Purchase Agreement is amended by deleting in its entirety Section 7.05 thereof and substituting therefor the following:
“From and after the completion of the sale and purchase of the Securities herein contemplated, except as set forth in Section 8.03, the rights of indemnity set forth in this Article 7 or in Articles 3 and 4 of the Tax Indemnity Agreement are the sole and exclusive remedies of each party in respect of any inaccuracy or misrepresentation in any representation or warranty, or breach of covenant or other obligation by another party under this Agreement or the Tax Indemnity Agreement. Accordingly, the parties waive, from and after the Time of Closing, any and all rights, remedies and Claims that one party may have against another party, whether at law, under any statute or in equity (including Claims for breach of contract, breach of representation and warranty, negligent representation and all Claims for breach of duty), or otherwise, directly or indirectly, relating to the provisions of this Agreement or the Tax Indemnity Agreement or the transaction contemplated by this Agreement or the Tax Indemnity Agreement, except as provided in Section 8.03, as expressly provided for in this Article 7 or Articles 3 and 4 of the Tax Indemnity Agreement, and other than those arising with respect to any fraud. This Article 7 will remain in full force and effect in all circumstances and will not be terminated by any breach (fundamental, negligent or otherwise) by any party of its representations, warranties, covenants or other obligations under any Transaction Document or under any closing document or by any termination or rescission of any Transaction Document by any party.”
2.16 Entire Agreement
     The Purchase Agreement is amended by deleting in its entirety Section 8.06 thereof and substituting the following:
“Except as agreed upon in writing by the parties hereto, (i) this Agreement, together with the Tax Indemnity Agreement, constitute the entire agreement between the parties hereto with respect to the subject matter hereof and cancel and supersede any prior understandings and agreements between the parties hereto with respect thereto, and (ii) there are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement or the Tax Indemnity Agreement.”
2.17 Assignment
     The Purchase Agreement is amended by deleting in its entirety Section 8.08 thereof and substituting the following:
“Except in connection with the Sun Reorganization, this Agreement may not be assigned by any of the Vendors without the written consent of the Purchaser but may be assigned by the Purchaser without the consent of either Vendor to an Affiliate of the Purchaser, provided that such Affiliate enters into a written agreement with the Vendors to be bound by the provisions of this Agreement in all respects and to the same extent as the Purchaser is bound and provided that the Purchaser will continue to be bound by all the obligations hereunder as if such assignment had not occurred and perform such obligations to the extent that such Affiliate fails to do so.”
ARTICLE 3 — GENERAL
3.01 Governing Law
     This Amending Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.
3.02 Confirmation
     Except for the changes set forth in this Amending Agreement, the Purchase Agreement remains in full force and effect, unamended as of the date hereof.
3.03 Counterparts
     This Amending Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.
3.04 Electronic Execution
     Delivery of an executed signature page to this Amending Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Amending Agreement by such party.

     IN WITNESS WHEREOF the parties have executed this Agreement.

THE BANK OF NOVA SCOTIA

Per:	“Chris J. Hodgson”

SUN LIFE FINANCIAL INC.

Per:	“Richard P. McKenney”

Per:	“Thomas A. Bogart”

SUN LIFE FINANCIAL (CI HOLDINGS) INC.

Per:	“Richard P. McKenney”

Per:	“Thomas A. Bogart”

SUN LIFE ASSURANCE COMPANY OF CANADA

Per:	“Richard P. McKenney”

Per:	“Thomas A. Bogart”

SCHEDULE A
SCHEDULE 2.03 (TERMS OF BNS PREFERRED SHARES)
TO THE PURCHASE AGREEMENT

Terms of Preferred Shares Series 24
          The following are the rights, privileges, restrictions and conditions attaching to the Preferred Shares Series 24:
(i)	DIVIDENDS
     1. The holders of Preferred Shares Series 24 shall be entitled to receive and the Bank shall pay thereon as and when declared by the Board of Directors of the Bank, subject to the provisions of the Bank Act (as hereinafter defined), non-cumulative preferential cash dividends at the rates and times herein provided.
     2. (a) During the Initial Fixed Rate Period (as hereinafter defined), dividends on the Preferred Shares Series 24 shall be payable quarterly at the Initial Fixed Dividend Rate. Accordingly, on each Dividend Payment Date (as hereinafter defined) during the Initial Fixed Rate Period, other than April 28, 2009, the dividend payable, if declared, shall be equal to $ $0.3906 per share. The first of such dividends, if declared, shall be paid on April 28, 2009 and shall be $[0.5865]1 per share.
          (b) During each Subsequent Fixed Rate Period (as hereinafter defined), dividends on the Preferred Shares Series 24 shall, if declared, be in the amount per share per annum determined by multiplying the Annual Fixed Dividend Rate (as hereinafter defined) applicable to such Subsequent Fixed Rate Period by $25.00, payable quarterly on each Dividend Payment Date in each 12-month period.
          (c) The Bank shall, in respect of each Subsequent Fixed Rate Period, calculate on each Fixed Rate Calculation Date (as hereinafter defined) the Annual Fixed Dividend Rate for such Subsequent Fixed Rate Period and shall, on the Fixed Rate Calculation Date, give written notice thereof to the then holders of Preferred Shares Series 24 by mailing such notice by ordinary unregistered first class prepaid mail to the address of each such holder as it appears on the books of the Bank, or if the address of any such holder does not so appear, then to the last known address of such holder. Each such determination by the Bank of the Annual Fixed Dividend Rate shall, in the absence of manifest error, be final and binding upon the Bank and upon all holders of Preferred Shares Series 24.
     3. (a) Dividends on the Preferred Shares Series 24 shall be paid by cheque of the Bank, in lawful money of Canada payable at par at any branch of the Bank in Canada in the amount of the applicable dividend, rounded to the nearest whole cent ($0.01) (less any tax required or permitted by law to be deducted and withheld by the Bank). The mailing by ordinary unregistered first class prepaid mail of such a cheque to a registered holder of Preferred Shares Series 24 to the address of such registered holder as it appears on the books of the Bank, or if the address of any such holder does not so appear, then to the last known address of such holder, on or before the fifth Business Day (as hereinafter defined) prior to the Dividend Payment Date shall be deemed to be payment and shall satisfy and discharge all liabilities for dividends payable on such Dividend Payment Date to the extent of the amount represented thereby (plus any tax deducted and withheld

1	To be adjusted upon actual Closing Date, if applicable.

therefrom as required or permitted by law) unless such cheque is not paid upon due presentation. A dividend which is represented by a cheque which has not been duly presented for payment within six years after it was issued or that otherwise remains unclaimed for a period of six years from the date on which it was declared to be payable and set apart for payment shall be forfeited to the Bank.
          (b) If the Board of Directors of the Bank does not declare the dividends, or any part thereof, on the Preferred Shares Series 24, on or before the Dividend Payment Date for a particular quarter then the entitlement of the holders of the Preferred Shares Series 24 to such dividends, or to any part thereof, for such quarter shall be forever extinguished.
(ii)	RIGHTS ON LIQUIDATION
          In the event of the liquidation, dissolution or winding-up of the Bank or any distribution of assets of the Bank for the purpose of winding up its affairs, the holders of the Preferred Shares Series 24 shall be entitled to receive the sum of $25.00 for each Preferred Share Series 24, together with all dividends declared and unpaid to the date of distribution, before any amounts shall be paid or any assets of the Bank shall be distributed to the holders of any shares ranking junior to the Preferred Shares Series 24. The holders of the Preferred Shares Series 24 shall not be entitled to share in any further distribution of the property or assets of the Bank.
(iii)	PURCHASE FOR CANCELLATION
          Subject to Section (v) hereof and to the provisions of the Bank Act, including the prior consent of the Superintendent of Financial Institutions Canada or the official of the Government of Canada having at the time similar authority (the “Superintendent”), the Bank may at any time or times purchase for cancellation the whole or any part of the Preferred Shares Series 24 outstanding from time to time, in the open market, at the lowest price or prices at which, in the opinion of the Board of Directors of the Bank, such shares are obtainable.
(iv)	REDEMPTION
     1. Subject to Section (v) hereof and to the provisions of the Bank Act, including the prior consent of the Superintendent, the Preferred Shares Series 24 shall be redeemable as follows:
(A) prior to January 26, 2014, the Bank may not redeem any of the Preferred Shares Series 24; and
(B) on January 26, 2014 and on January 26 in every fifth year thereafter, the Bank, upon giving notice as hereinafter provided, may redeem all, or from time to time any part, of the outstanding Preferred Shares Series 24, at the option of the Bank, without the consent of the holders of Preferred Shares Series 24, to be stipulated in the notice hereinafter provided, by the payment of an amount in cash for each such share to be redeemed of $25.00 together with declared and unpaid dividends to the date fixed for redemption (the “Cash Redemption Price”).
     2. In the case of partial redemptions, Preferred Shares Series 24 to be redeemed shall be redeemed pro rata, disregarding fractions.

     3. In any case of redemption of Preferred Shares Series 24 hereunder, the Bank shall, at least 30 days and not more than 60 days before the date fixed for redemption, give to each person who at the date of mailing is the holder of Preferred Shares Series 24 to be redeemed a notice in writing of the intention of the Bank to redeem such shares. Such notice shall be given by prepaid mail addressed to each holder of Preferred Shares Series 24 to be redeemed at the last address of such holder as it appears on the books of the Bank or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Bank; provided that the accidental failure or omission to give any such notice as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Preferred Shares Series 24 to be redeemed. Such notice shall set out the number of Preferred Shares Series 24 held by the person to whom it is addressed which are to be redeemed, the Cash Redemption Price and the date on which the redemption is to take place. In addition to the foregoing notice, the Bank shall publish a single notice, in the manner in which it publishes dividend notices, of its intention to redeem a specified number of Preferred Shares Series 24.
     4. On and after the date so specified for redemption, the Bank shall either pay or cause to be paid to the holders of the Preferred Shares Series 24 to be redeemed the Cash Redemption Price on presentation and surrender at any office of the transfer agent and registrar of the Bank for the Preferred Shares Series 24, or at any other place or places within Canada designated by such notice, of the certificate or certificates for the Preferred Shares Series 24 so called for redemption. Such payment shall be made by cheque payable at par at any branch in Canada of the Bank. If a part only of such Preferred Shares Series 24 represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Bank. Subject to the following paragraph 5 of this Section (iv), from and after the date specified in any such notice, the Preferred Shares Series 24 called for redemption shall be deemed to be redeemed and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Cash Redemption Price shall not be duly made by the Bank upon presentation and surrender of the certificate or certificates for the Preferred Shares Series 24.
     5. At any time after notice of redemption is given as aforesaid, the Bank shall have the right to deposit the monies representing the Cash Redemption Price of any or all Preferred Shares Series 24 called for redemption with the Bank or with any trust company or trust companies in Canada named in the notice of redemption, including the transfer agent and registrar for the Preferred Shares Series 24, to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid upon surrender to the Bank or such trust company or trust companies of the certificate or certificates representing the same. Any such deposit shall constitute payment and satisfaction of the Cash Redemption Price of the shares for which the deposit is made and the rights of the holders of such shares shall be limited to receiving the proportion (less any tax required or permitted by law to be deducted or withheld therefrom) of the amounts so deposited applicable to such shares (which amount for greater certainty shall include all declared and unpaid dividends to the date fixed for redemption), without interest upon presentation and surrender of the certificates representing the Preferred Shares Series 24 being redeemed. Any interest allowed on such deposit shall belong to the Bank.

(v)	RESTRICTIONS ON DIVIDENDS AND RETIREMENT OF SHARES
          So long as any of the Preferred Shares Series 24 are outstanding, the Bank shall not at any time, without the approval of the holders of the Preferred Shares Series 24 given as provided in Section (ix):
(a)	declare, pay or set apart for payment any dividend on its Common Shares or any other shares ranking junior to the Preferred Shares Series 24 (other than stock dividends in any shares ranking junior to the Preferred Shares Series 24); or

(b)	redeem, purchase or otherwise retire any Common Shares or any other shares ranking junior to the Preferred Shares Series 24 (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Preferred Shares Series 24); or

(c)	redeem, purchase or otherwise retire less than all of the Preferred Shares Series 24; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Preferred Shares, redeem, purchase or otherwise retire any other shares ranking on a parity with the Preferred Shares Series 24;
unless, in each case, all dividends up to and including those payable on the dividend payment date for the last completed period for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative Preferred Shares then issued and outstanding and on all other cumulative shares ranking on a parity with the Preferred Shares and there shall have been paid or set apart for payment all declared dividends in respect to each series of non-cumulative Preferred Shares (including the Preferred Shares Series 24) then issued and outstanding and on all other non-cumulative shares ranking on a parity with the Preferred Shares.
(vi)	VOTING RIGHTS
          Subject to the provisions of the Bank Act, holders of Preferred Shares Series 24 shall not be entitled as such to receive notice of or to attend or to vote at any meeting of the shareholders of the Bank unless and until the first time at which the Board of Directors of the Bank has not declared the whole dividend on the Preferred Shares Series 24 in any quarter. In that event, subject as hereinafter provided, such holders shall be entitled to receive notice of, and to attend, meetings of shareholders at which directors are to be elected and shall be entitled to one (1) vote for each Preferred Share Series 24 held (collectively, the “voting rights”). The voting rights of the holders of the Preferred Shares Series 24 shall forthwith cease upon payment by the Bank of the first dividend on the Preferred Shares Series 24 to which the holders are entitled hereunder subsequent to the time such voting rights first arose until such time as the Bank may again fail to declare the whole dividend on the Preferred Shares Series 24 in any quarter, in which event such voting rights shall become effective again and so on from time to time.

(vii)	CONVERSION OF SERIES 24 PREFERRED SHARES
A.	Conversion at the Option of the Holder
(1)	Holders of Preferred Shares Series 24 shall have the right, at their option, on January 26, 2014 and on January 26 in every fifth year thereafter (a “Series 24 Conversion Date”), to convert, subject to the terms and provisions hereof and to the provisions of the Bank Act, all or any Preferred Shares Series 24 registered in their name into Preferred Shares Series 25 on the basis of one (1) Preferred Share Series 25 for each Preferred Share Series 24. The Bank shall give notice in writing to the then holders of the Preferred Shares Series 24 of the conversion privilege provided for herein (the “Conversion Privilege”) and such notice shall (i) set out the Series 24 Conversion Date, (ii) include instructions to such holders as to the method by which such Conversion Privilege may be exercised, as described in Section (vii)C and (iii) be given at least 30 days and not more than 60 days prior to the applicable Series 24 Conversion Date. On the 30th day prior to each Series 24 Conversion Date, the Bank shall give notice in writing to the then holders of the Preferred Shares Series 24 of the Annual Fixed Dividend Rate determined by the Bank for the succeeding Subsequent Fixed Rate Period. Each such notice shall be given by mailing such notice by ordinary unregistered first class prepaid mail to the address of each such holder as it appears on the books of the Bank, or if the address of any such holder does not so appear, then to the last known address of such holder.
(2)	If the Bank gives notice as provided in Section (iv) to the holders of the Preferred Shares Series 24 of the redemption of all the Preferred Shares Series 24, the Bank shall not be required to give notice as provided in this Section (vii)A to the holders of the Preferred Shares Series 24 of an Annual Fixed Dividend Rate or of the Conversion Privilege and the right of any holder of Preferred Shares Series 24 to convert such Preferred Shares Series 24 as herein provided shall cease and terminate in that event.
(3)	Holders of Preferred Shares Series 24 shall not be entitled to convert their shares into Preferred Shares Series 25 on a Series 24 Conversion Date if the Bank determines that there would remain outstanding on the Series 24 Conversion Date less than 1,000,000 Preferred Shares Series 25 after taking into account all Preferred Shares Series 24 tendered for conversion into Preferred Shares Series 25 and all Preferred Shares Series 25 tendered for conversion into Preferred Shares Series 24. The Bank shall give notice in writing thereof, in accordance with the provisions of Section (vii)A(1), mutatis mutandis, to all affected holders of Preferred Shares Series 24 at least seven (7) days prior to the applicable Series 24 Conversion Date and will issue and deliver, or cause to be delivered, prior to such Series 24 Conversion Date, at the expense of the Bank, to such holders of Preferred Shares Series 24, who have surrendered for conversion any certificate or certificates representing Preferred Shares Series 24, new certificates representing the Preferred Shares Series 24 represented by any certificate or certificates surrendered as aforesaid.

B.	Automatic Conversion
If the Bank determines that there would remain outstanding on a Series 24 Conversion Date less than 1,000,000 Preferred Shares Series 24 after taking into account all Preferred Shares Series 24 tendered for conversion into Preferred Shares Series 25 and all Preferred Shares Series 25 tendered for conversion into Preferred Shares Series 24, then, all, but not part, of the remaining outstanding Preferred Shares Series 24 shall automatically be converted into Preferred Shares Series 25 on the basis of one (1) Preferred Share Series 25 for each Preferred Share Series 24 on the applicable Series 24 Conversion Date and the Bank shall give notice in writing thereof, in accordance with the provisions of Section (vii)A(1), mutatis mutandis, to the holders of such remaining Preferred Shares Series 24 at least seven (7) days prior to the Series 24 Conversion Date.
C.	Manner of Exercise of Conversion Privilege
(1)	The Conversion Privilege may be exercised by notice in writing (a “Conversion Notice”) given not earlier than 30 days prior to a Series 24 Conversion Date but not later than 5:00 p.m. (Toronto time) on the 15th day preceding a Series 24 Conversion Date during usual business hours at any office of any transfer agent of the Bank at which the Preferred Shares Series 24 are transferable accompanied by: (1) payment or evidence of payment of the tax (if any) payable as provided in this Section (vii)C; and (2) the certificate or certificates representing the Preferred Shares Series 24 in respect of which the holder thereof desires to exercise the Conversion Privilege with the transfer form on the back thereof or other appropriate stock transfer power of attorney duly endorsed by the holder, or his or her attorney duly authorized in writing, in which Conversion Notice such holder may also elect to convert part only of the Preferred Shares Series 24 represented by such certificate or certificates not theretofore called for redemption in which event the Bank shall issue and deliver or cause to be delivered to such holder, at the expense of the Bank, a new certificate representing the Preferred Shares Series 24 represented by such certificate or certificates that have not been converted. Each Conversion Notice shall be irrevocable.

(2)	In the event the Bank is required to convert all remaining outstanding Preferred Shares Series 24 into Preferred Shares Series 25 on the applicable Series 24 Conversion Date as provided for in Section (vii)B, the Preferred Shares Series 24 in respect of which the holders have not previously elected to convert shall be converted on the Series 24 Conversion Date into Preferred Shares Series 25 and the holders thereof shall be deemed to be holders of Preferred Shares Series 25 at 5:00 p.m. (Toronto time) on the Series 24 Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Bank at which the Preferred Shares Series 24 were transferable of the certificate or certificates representing Preferred Shares Series 24 not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Preferred Shares Series 25 in the manner and subject to the terms and provisions as provided in this Section (vii)C.

(3)	As promptly as practicable after the Series 24 Conversion Date, the Bank shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Preferred Shares Series 24 so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Preferred Shares Series 25 and the number of remaining Preferred Shares Series 24, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at 5:00 p.m. (Toronto time) on the Series 24 Conversion Date, so that the rights of the holder of such Preferred Shares Series 24 as the holder thereof shall cease at such time and the person or persons entitled to receive Preferred Shares Series 25 upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Preferred Shares Series 25 at such time.

(4)	The holder of any Preferred Share Series 24 on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Preferred Shares Series 25 after such record date and on or before the date of the payment of such dividend.

(5)	The issuance of certificates for the Preferred Shares Series 25 upon the conversion of Preferred Shares Series 24 shall be made without charge to the converting holders of Preferred Shares Series 24 for any fee or tax in respect of the issuance of such certificates or the Preferred Shares Series 25 represented thereby; provided, however, that the Bank shall not be required to pay any tax that may be imposed upon the person or persons to whom such Preferred Shares Series 25 are issued in respect of the issuance of such Preferred Shares Series 25 or the certificate therefor or any security transfer taxes, and the Bank shall not be required to issue or deliver a certificate or certificates in a name or names other than that of the holder of the Preferred Shares Series 24 converted unless the person or persons requesting the issuance thereof shall have paid to the Bank the amount of any such security transfer tax or shall have established to the satisfaction of the Bank that such tax has been paid.

(6)	Upon exercise of the Conversion Privilege by a holder of Preferred Shares Series 24, or upon an automatic conversion, pursuant to Section (vii)B, of Preferred Shares Series 24 of a holder, whose address is in, or whom the Bank or the transfer agent and registrar for the Preferred Shares Series 24 has reason to believe is a resident of, the United States of America, its territories or possessions or other jurisdiction (other than Canada), the laws of which would require the Bank to comply with the registration, prospectus, filing or other similar requirements under the applicable securities laws of such jurisdiction, the Bank reserves the right not to issue Preferred Shares Series 25 to any such holder.

(viii)	ISSUE OF ADDITIONAL PREFERRED SHARES AND AMENDMENTS TO PREFERRED SHARES SERIES 24
A.	Issue of Additional Preferred Shares
          The Bank may issue other series of Preferred Shares ranking on a parity with the Preferred Shares Series 24 without the authorization of the holders of the Preferred Shares Series 24.
B.	Amendments to Preferred Shares Series 24
          The Bank will not without, but may from time to time with, the approval of the holders of the Preferred Shares Series 24 given as specified in Section (ix) delete or vary any rights, privileges, restrictions and conditions attached to the Preferred Shares Series 24. In addition to the aforementioned approval, the Bank will not without, but may from time to time with, the prior consent of the Superintendent make any such deletion or variation which might affect the classification afforded the Preferred Shares Series 24 from time to time for capital adequacy purposes pursuant to the Bank Act, or pursuant to regulations and guidelines thereunder.
(ix)	APPROVAL OF HOLDERS OF PREFERRED SHARES SERIES 24
          Any approval given by the holders of Preferred Shares Series 24 shall be deemed to have been sufficiently given if it shall have been given by a resolution passed at a general meeting of the holders of the Preferred Shares Series 24 duly called and held upon not less than 21 days’ notice at which the holders of at least a majority of the outstanding Preferred Shares Series 24 are present or are represented by proxy and carried by the affirmative vote of not less than 66 2/3 % of the votes cast at such meeting. If at any such meeting, the holders of a majority of the outstanding Preferred Shares Series 24 are not present or represented by proxy within one-half hour after the time appointed for such meeting, the meeting shall be adjourned to such date not less than 21 days thereafter and to such time and place as may be designated by the chairman, and not less than 15 days’ written notice shall be given of such adjourned meeting. At such adjourned meeting, the holders of the Preferred Shares Series 24 present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting shall constitute the approval of the holders of the Preferred Shares Series 24. On every poll taken at any such meeting or adjourned meeting, every holder of Preferred Shares Series 24 shall be entitled to one (1) vote in respect of each Preferred Share Series 24 held. Subject to the foregoing, the formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting and conduct thereof shall be those from time to time prescribed in the by-laws of the Bank with respect to meetings of shareholders.
(x)	INTERPRETATION
A.	Interpretation

For the purposes hereof, the following expressions have the following meanings:

“Annual Fixed Divided Rate” means, for any Subsequent Fixed Rate Period, the rate of interest (expressed as a percentage rate rounded down to the nearest one hundred-

thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the Fixed Rate Calculation Date plus 3.84%;

“Bank Act” means the Bank Act (Canada) and any statute hereafter enacted in substitution therefor, as such Act, or substituted Act, may be amended from time to time;

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada Bond yields;

“Business Day” means a day other than a Saturday, a Sunday or any other day that the Bank is not open for business at its executive offices in Toronto, Ontario;

“Cash Redemption Price” has the meaning attributed thereto in Section (iv)1(B);

“Common Shares” means the common shares of the Bank as a class;

“Conversion Notice” has the meaning attributed thereto in Section (vii)C(1);

“Conversion Privilege” has the meaning attributed thereto in Section (vii)A(1);

“Dividend Payment Date” means the third last Business Day of each of the months of January, April, July and October in each year (other than January 28, 2009);

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period;

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers, other than Scotia Capital Inc., selected by the Bank, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years;

“Initial Fixed Dividend Rate” means 6.25% per annum;

“Initial Fixed Rate Period” means the period commencing December [12][2], 2008 and ending on and including January 25, 2014;

“Preferred Shares” means the preferred shares of the Bank as a class;

“Preferred Shares Series 25” means the Non-cumulative Floating Rate Preferred Shares Series 25 of the Bank and referred to in the by-laws of the Bank as “Preferred Shares Series 25”;

“Series 24 Conversion Date” has the meaning attributed thereto in Section (vii)A(1);

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing January 26, 2014 and ending on and including January 25, 2019, and for each succeeding Subsequent Fixed Rate Period, the period commencing on the date immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including January 25 in the fifth year thereafter;

“Superintendent” has the meaning attributed thereto in Section (iii); and

the expressions “in priority to”, “on a parity with”, “ranking equally with”, “ranking prior to” and “ranking junior to” and similar expressions as used herein have reference to the order of priority only in payment of dividends and/or in the distribution of assets in the event of any liquidation, dissolution or winding up of the Bank, whether voluntary or involuntary, or distribution of the assets of the Bank among its shareholders for the purpose of winding up its affairs.
B.	Other Payment Matters
(1)	In the event that any date on or by which any action is required to be taken by the Bank hereunder is not a Business Day, then such other action shall be required to be taken on or by the next succeeding day that is a Business Day.

(2)	In the event of the non-receipt of a cheque by a holder of the Preferred Shares Series 24 entitled to such cheque, or the loss or destruction thereof, the Bank, upon being furnished with reasonable evidence of such non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Bank, shall issue to such holder a replacement cheque for the amount of such cheque.
(xi)	TAX ELECTION
          The Bank shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under section 191.2 of the said Act or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax under Part VI.1 of the said Act at a rate such that no holder of the Preferred Shares Series 24 will be required to pay tax on

2	To be adjusted upon the actual Closing Date, if applicable.

dividends received (or deemed to be received) on the Preferred Shares Series 24 under section 187.2 of such Act or any successor or replacement provision of similar effect. Nothing in this section will prevent the Bank from entering into an agreement with a taxable Canadian corporation with which it is related to transfer all or part of the Bank’s liability for tax under section 191.1 of such Act to that taxable Canadian corporation in accordance with section 191.3 of such Act.
(xii)	WITHHOLDING TAX
          Notwithstanding any other provision of these share terms, the Bank may deduct or withhold from any payment, distribution, issuance or delivery to be made pursuant to these share terms any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and will remit such amounts to the relevant tax authority as required. Where the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share terms is less than the amount that the Bank is so required or permitted to deduct or withhold, the Bank will be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share terms any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the above, the amount of any payment, distribution, issuance or delivery made pursuant to these share terms will be considered to be the amount of the payment, distribution, issuance or delivery plus any amount deducted or withheld pursuant to this Section (xii). Holders of Preferred Shares Series 24 will be responsible for all withholding taxes under Part XIII of the Income Tax Act (Canada) in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share terms, and will indemnify and hold harmless the Bank on an after-tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share terms.

Terms of Preferred Shares Series 25
          The following are the rights, privileges, restrictions and conditions attaching to the Preferred Shares Series 25:
(i)	DIVIDENDS
          (a) The holders of Preferred Shares Series 25 shall be entitled to receive and the Bank shall pay thereon as and when declared by the Board of Directors of the Bank, subject to the provisions of the Bank Act (as hereinafter defined), non-cumulative preferential cash dividends payable quarterly at the Floating Quarterly Dividend Rate (as hereinafter defined) as calculated from time to time. Accordingly, on each Dividend Payment Date (as hereinafter defined), the dividend payable on the Preferred Shares Series 25, if declared, shall be in the amount per share determined by multiplying:
(A)	the product obtained by multiplying $25.00 by the Floating Quarterly Dividend Rate applicable to the Quarterly Floating Rate Period (as hereinafter defined) immediately preceding such Dividend Payment Date; by

(B)	a fraction, the numerator of which is the actual number of days elapsed in such Quarterly Floating Rate Period and the denominator of which is 365.
          (b) The Bank shall, in respect of each Quarterly Floating Rate Period, calculate on each Floating Rate Calculation Date (as hereinafter defined) the Floating Quarterly Dividend Rate for such Quarterly Floating Rate Period and shall, on the Floating Rate Calculation Date, give written notice thereof to the then holders of Preferred Shares Series 25 by mailing such notice by ordinary unregistered first class prepaid mail to the address of each such holder as it appears on the books of the Bank, or if the address of any such holder does not so appear, then to the last known address of such holder. Each such determination by the Bank of the Floating Quarterly Dividend Rate shall, in the absence of manifest error, be final and binding upon the Bank and upon all holders of Preferred Shares Series 25.
     2. (a) Dividends on the Preferred Shares Series 25 shall be paid by cheque of the Bank, in lawful money of Canada payable at par at any branch of the Bank in Canada in the amount of the applicable dividend, rounded to the nearest whole cent ($0.01) (less any tax required or permitted by law to be deducted and withheld by the Bank). The mailing by ordinary unregistered first class prepaid mail of such a cheque to a registered holder of Preferred Shares Series 25 to the address of such registered holder as it appears on the books of the Bank, or if the address of any such holder does not so appear, then to the last known address of such holder, on or before the fifth Business Day prior to the Dividend Payment Date shall be deemed to be payment and shall satisfy and discharge all liabilities for dividends payable on such Dividend Payment Date to the extent of the amount represented thereby (plus any tax deducted and withheld therefrom as required or permitted by law) unless such cheque is not paid upon due presentation. A dividend which is represented by a cheque which has not been duly presented for payment within six years after it was issued or that otherwise remains unclaimed for a period of six years from the date on which it was declared to be payable and set apart for payment shall be forfeited to the Bank.

          (b) If the Board of Directors of the Bank does not declare the dividends, or any part thereof, on the Preferred Shares Series 25, on or before the Dividend Payment Date for a Quarterly Floating Rate Period then the entitlement of the holders of the Preferred Shares Series 25 to such dividends, or to any part thereof, for such Quarterly Floating Rate Period shall be forever extinguished.
(ii)	RIGHTS ON LIQUIDATION
          In the event of the liquidation, dissolution or winding-up of the Bank or any distribution of assets of the Bank for the purpose of winding up its affairs, the holders of the Preferred Shares Series 25 shall be entitled to receive the sum of $25.00 for each Preferred Share Series 25, together with all dividends declared and unpaid to the date of distribution, before any amounts shall be paid or any assets of the Bank shall be distributed to the holders of any shares ranking junior to the Preferred Shares Series 25. The holders of the Preferred Shares Series 25 shall not be entitled to share in any further distribution of the property or assets of the Bank.
(iii)	PURCHASE FOR CANCELLATION
          Subject to Section (v) hereof and to the provisions of the Bank Act, including the prior consent of the Superintendent of Financial Institutions Canada or the official of the Government of Canada having at the time similar authority (the “Superintendent”), the Bank may at any time or times purchase for cancellation the whole or any part of the Preferred Shares Series 25 outstanding from time to time, in the open market, at the lowest price or prices at which, in the opinion of the Board of Directors of the Bank, such shares are obtainable.
(iv)	REDEMPTION
     1. Subject to Section (v) hereof and to the provisions of the Bank Act, including the prior consent of the Superintendent, the Preferred Shares Series 25 shall be redeemable as follows:
(A) prior to January 26, 2014, the Bank may not redeem any of the Preferred Shares Series 25;
(B) on any date after January 26, 2014, other than an Excluded Redemption Date, the Bank upon giving notice as hereinafter provided, may redeem all, or from time to time any part, of the outstanding Preferred Shares Series 25, at the option of the Bank, without the consent of the holders of Preferred Shares Series 25, to be stipulated an amount in cash for each such share to be redeemed of $25.50 together with declared and unpaid dividends to the date fixed for redemption (the “Premium Redemption Price”); and
(C) on January 26, 2019 and on January 26 in every fifth year thereafter (each such date, an “Excluded Redemption Date”), the Bank, upon giving notice as hereinafter provided, may redeem all, or from time to time any part, of the outstanding Preferred Shares Series 25, at the option of the Bank, without the consent of the holders of Preferred Shares Series 25, to be stipulated in the notice hereinafter provided, by the payment of an amount in cash for each such share to be redeemed of $25.00 together with declared and unpaid dividends to the date fixed for redemption (the “Basic Redemption Price”).

     2. In the case of partial redemptions, Preferred Shares Series 25 to be redeemed shall be redeemed pro rata, disregarding fractions.
     3. In any case of redemption of Preferred Shares Series 25 hereunder, the Bank shall, at least 30 days and not more than 60 days before the date fixed for redemption, give to each person who at the date of mailing is the holder of Preferred Shares Series 25 to be redeemed a notice in writing of the intention of the Bank to redeem such shares. Such notice shall be given by prepaid mail addressed to each holder of Preferred Shares Series 25 to be redeemed at the last address of such holder as it appears on the books of the Bank or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Bank; provided that the accidental failure or omission to give any such notice as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Preferred Shares Series 25 to be redeemed. Such notice shall set out the number of Preferred Shares Series 25 held by the person to whom it is addressed which are to be redeemed, the Basic Redemption Price or the Premium Redemption Price, as applicable, and the date on which the redemption is to take place. In addition to the foregoing notice, the Bank shall publish a single notice, in the manner in which it publishes dividend notices, of its intention to redeem a specified number of Preferred Shares Series 25.
     4. On and after the date so specified for redemption, the Bank shall either pay or cause to be paid to the holders of the Preferred Shares Series 25 to be redeemed the Basic Redemption Price or the Premium Redemption Price, as applicable, on presentation and surrender at any office of the transfer agent and registrar of the Bank for the Preferred Shares Series 25, or at any other place or places within Canada designated by such notice, of the certificate or certificates for the Preferred Shares Series 25 so called for redemption. Such payment shall be made by cheque payable at par at any branch in Canada of the Bank. If a part only of such Preferred Shares Series 25 represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Bank. Subject to the following paragraph 5 of this Section (iv), from and after the date specified in any such notice, the Preferred Shares Series 25 called for redemption shall be deemed to be redeemed and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Basic Redemption Price or the Premium Redemption Price, as applicable, shall not be duly made by the Bank upon presentation and surrender of the certificate or certificates for the Preferred Shares Series 25.
     5. At any time after notice of redemption is given as aforesaid, the Bank shall have the right to deposit the monies representing the Basic Redemption Price or the Premium Redemption Price, as applicable, of any or all Preferred Shares Series 25 called for redemption with the Bank or with any trust company or trust companies in Canada named in the notice of redemption, including the transfer agent and registrar for the Preferred Shares Series 25, to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid upon surrender to the Bank or such trust company or trust companies of the certificate or certificates representing the same. Any such deposit shall constitute payment and satisfaction of the Basic Redemption Price or the Premium Redemption Price, as applicable, of the shares for which the deposit is made and the rights of the holders of such shares shall be limited to receiving the proportion (less any tax required or permitted by law to be deducted or withheld therefrom) of the amounts so deposited applicable to such shares (which amount for greater certainty shall include all declared and unpaid dividends to the date fixed for redemption), without interest upon presentation and surrender of the certificates representing the

Preferred Shares Series 25 being redeemed. Any interest allowed on such deposit shall belong to the Bank.
(v)	RESTRICTIONS ON DIVIDENDS AND RETIREMENT OF SHARES
          So long as any of the Preferred Shares Series 25 are outstanding, the Bank shall not at any time, without the approval of the holders of the Preferred Shares Series 25 given as provided in Section (ix):
(a)	declare, pay or set apart for payment any dividend on its Common Shares or any other shares ranking junior to the Preferred Shares Series 25 (other than stock dividends in any shares ranking junior to the Preferred Shares Series 25); or

(b)	redeem, purchase or otherwise retire any Common Shares or any other shares ranking junior to the Preferred Shares Series 25 (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Preferred Shares Series 25); or

(c)	redeem, purchase or otherwise retire less than all of the Preferred Shares Series 25; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Preferred Shares, redeem, purchase or otherwise retire any other shares ranking on a parity with the Preferred Shares Series 25;
unless, in each case, all dividends up to and including those payable on the dividend payment date for the last completed period for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative Preferred Shares then issued and outstanding and on all other cumulative shares ranking on a parity with the Preferred Shares and there shall have been paid or set apart for payment all declared dividends in respect to each series of non-cumulative Preferred Shares (including the Preferred Shares Series 25) then issued and outstanding and on all other non-cumulative shares ranking on a parity with the Preferred Shares.
(vi)	VOTING RIGHTS
          Subject to the provisions of the Bank Act, holders of Preferred Shares Series 25 shall not be entitled as such to receive notice of or to attend or to vote at any meeting of the shareholders of the Bank unless and until the first time at which the Board of Directors of the Bank has not declared the whole dividend on the Preferred Shares Series 25 in any Quarterly Floating Rate Period. In that event, subject as hereinafter provided, such holders shall be entitled to receive notice of, and to attend, meetings of shareholders at which directors are to be elected and shall be entitled to one (1) vote for each Preferred Share Series 25 held (collectively, the “voting rights”). The voting rights of the holders of the Preferred Shares Series 25 shall forthwith cease upon payment by the Bank of the first dividend on the Preferred Shares Series 25 to which the holders are entitled hereunder subsequent to the time such voting rights first arose until such time as the Bank may again fail to declare the whole dividend on the Preferred Shares Series 25 in any Quarterly Floating Rate Period, in which event such voting rights shall become effective again and so on from time to time.

(vii)	CONVERSION OF SERIES 25 PREFERRED SHARES
A.	Conversion at the Option of the Holder
(1)	Holders of Preferred Shares Series 25 shall have the right, at their option, on January 26, 2019 and on January 26 in every fifth year thereafter (a “Series 25 Conversion Date”), to convert, subject to the terms and provisions hereof and to the provisions of the Bank Act, all or any Preferred Shares Series 25 registered in their name into Preferred Shares Series 24 on the basis of one (1) Preferred Share Series 24 for each Preferred Share Series 25. The Bank shall give notice in writing to the then holders of the Preferred Shares Series 25 of the conversion privilege provided for herein (the “Conversion Privilege”) and such notice shall (i) set out the applicable Series 25 Conversion Date, (ii) include instructions to such holders as to the method by which such Conversion Privilege may be exercised, as described in Section (vii)C and (iii) be given at least 30 days and not more than 60 days prior to the applicable Series 25 Conversion Date. On the 30th day prior to each Series 25 Conversion Date, the Bank shall give notice in writing to the then holders of the Preferred Shares Series 25 of the Annual Fixed Dividend Rate determined by the Bank for the succeeding Subsequent Fixed Rate Period. Each such notice shall be given by mailing such notice by ordinary unregistered first class prepaid mail to the address of each such holder as it appears on the books of the Bank, or if the address of any such holder does not so appear, then to the last known address of such holder.

(2)	If the Bank gives notice as provided in Section (iv) to the holders of the Preferred Shares Series 25 of the redemption of all the Preferred Shares Series 25, the Bank shall not be required to give notice as provided in this Section (vii)A to the holders of the Preferred Shares Series 25 of an Annual Fixed Dividend Rate or of the Conversion Privilege and the right of any holder of Preferred Shares Series 25 to convert such Preferred Shares Series 25 as herein provided shall cease and terminate in that event.

(3)	Holders of Preferred Shares Series 25 shall not be entitled to convert their shares into Preferred Shares Series 24 on a Series 25 Conversion Date if the Bank determines that there would remain outstanding on the Series 25 Conversion Date less than 1,000,000 Preferred Shares Series 24 after taking into account all Preferred Shares Series 25 tendered for conversion into Preferred Shares Series 24 and all Preferred Shares Series 24 tendered for conversion into Preferred Shares Series 25. The Bank shall give notice in writing thereof, in accordance with the provisions of Section (vii)A(1), mutatis mutandis, to all affected holders of Preferred Shares Series 25 at least seven (7) days prior to the applicable Series 25 Conversion Date and will issue and deliver, or cause to be delivered, prior to such Series 25 Conversion Date, at the expense of the Bank, to such holders of Preferred Shares Series 25, who have surrendered for conversion any certificate or certificates representing Preferred Shares Series 25, new certificates representing the Preferred Shares Series 25 represented by any certificate or certificates surrendered as aforesaid.

B.	Automatic Conversion
If the Bank determines that there would remain outstanding on a Series 25 Conversion Date less than 1,000,000 Preferred Shares Series 25 after taking into account all Preferred Shares Series 25 tendered for conversion into Preferred Shares Series 24 and all Preferred Shares Series 24 tendered for conversion into Preferred Shares Series 25, then, all, but not part, of the remaining outstanding Preferred Shares Series 25 shall automatically be converted into Preferred Shares Series 24 on the basis of one (1) Preferred Share Series 24 for each Preferred Share Series 25 on the applicable Series 25 Conversion Date and the Bank shall give notice in writing thereof, in accordance with the provisions of Section (vii)A(1), mutatis mutandis, to the holders of such remaining Preferred Shares Series 25 at least seven (7) days prior to the Series 25 Conversion Date.
C.	Manner of Exercise of Conversion Privilege
(1)	The Conversion Privilege may be exercised by notice in writing (a “Conversion Notice”) given not earlier than 30 days prior to a Series 25 Conversion Date but not later than 5:00 p.m. (Toronto time) on the 15th day preceding a Series 25 Conversion Date during usual business hours at any office of any transfer agent of the Bank at which the Preferred Shares Series 25 are transferable accompanied by: (1) payment or evidence of payment of the tax (if any) payable as provided in this Section (vii)C; and (2) the certificate or certificates representing the Preferred Shares Series 25 in respect of which the holder thereof desires to exercise the Conversion Privilege with the transfer form on the back thereof or other appropriate stock transfer power of attorney duly endorsed by the holder, or his or her attorney duly authorized in writing, in which Conversion Notice such holder may also elect to convert part only of the Preferred Shares Series 25 represented by such certificate or certificates not theretofore called for redemption in which event the Bank shall issue and deliver or cause to be delivered to such holder, at the expense of the Bank, a new certificate representing the Preferred Shares Series 25 represented by such certificate or certificates that have not been converted. Each Conversion Notice shall be irrevocable.

(2)	In the event the Bank is required to convert all remaining outstanding Preferred Shares Series 25 into Preferred Shares Series 24 on the applicable Series 25 Conversion Date as provided for in Section (vii)B, the Preferred Shares Series 25 in respect of which the holders have not previously elected to convert shall be converted on the Series 25 Conversion Date into Preferred Shares Series 24 and the holders thereof shall be deemed to be holders of Preferred Shares Series 24 at 5:00 p.m. (Toronto time) on the Series 25 Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Bank at which the Preferred Shares Series 25 were transferable of the certificate or certificates representing Preferred Shares Series 25 not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Preferred Shares Series 24 in the manner and subject to the terms and provisions as provided in this Section (vii)C.

(3)	As promptly as practicable after the Series 25 Conversion Date, the Bank shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Preferred Shares Series 25 so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Preferred Shares Series 24 and the number of remaining Preferred Shares Series 25, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at 5:00 p.m. (Toronto time) on the Series 25 Conversion Date, so that the rights of the holder of such Preferred Shares Series 25 as the holder thereof shall cease at such time and the person or persons entitled to receive Preferred Shares Series 24 upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Preferred Shares Series 24 at such time.

(4)	The holder of any Preferred Share Series 25 on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Preferred Shares Series 24 after such record date and on or before the date of the payment of such dividend.

(5)	The issuance of certificates for the Preferred Shares Series 24 upon the conversion of Preferred Shares Series 25 shall be made without charge to the converting holders of Preferred Shares Series 25 for any fee or tax in respect of the issuance of such certificates or the Preferred Shares Series 24 represented thereby; provided, however, that the Bank shall not be required to pay any tax which may be imposed upon the person or persons to whom such Preferred Shares Series 24 are issued in respect of the issuance of such Preferred Shares Series 24 or the certificate therefor or any security transfer taxes, and the Bank shall not be required to issue or deliver a certificate or certificates in a name or names other than that of the holder of the Preferred Shares Series 25 converted unless the person or persons requesting the issuance thereof shall have paid to the Bank the amount of any such security transfer tax or shall have established to the satisfaction of the Bank that such tax has been paid.

(6)	Upon exercise of the Conversion Privilege by a holder of Preferred Shares Series 25, or upon an automatic conversion, pursuant to Section (vii)B, of Preferred Shares Series 25 of a holder, whose address is in, or whom the Bank or the transfer agent and registrar for the Preferred Shares Series 25 has reason to believe is a resident of, the United States of America, its territories or possessions or other jurisdiction (other than Canada), the laws of which would require the Bank to comply with the registration, prospectus, filing or other similar requirements under the applicable securities laws of such jurisdiction, the Bank reserves the right not to issue Preferred Shares Series 24 to any such holder.

(viii)	ISSUE OF ADDITIONAL PREFERRED SHARES AND AMENDMENTS TO PREFERRED SHARES SERIES 25
A.	Issue of Additional Preferred Shares
          The Bank may issue other series of Preferred Shares ranking on a parity with the Preferred Shares Series 25 without the authorization of the holders of the Preferred Shares Series 25.
B.	Amendments to Preferred Shares Series 25
          The Bank will not without, but may from time to time with, the approval of the holders of the Preferred Shares Series 25 given as specified in Section (ix) delete or vary any rights, privileges, restrictions and conditions attached to the Preferred Shares Series 25. In addition to the aforementioned approval, the Bank will not without, but may from time to time with, the prior consent of the Superintendent make any such deletion or variation which might affect the classification afforded the Preferred Shares Series 25 from time to time for capital adequacy purposes pursuant to the Bank Act, or pursuant to regulations and guidelines thereunder.
(ix)	APPROVAL OF HOLDERS OF PREFERRED SHARES SERIES 23
          Any approval given by the holders of Preferred Shares Series 25 shall be deemed to have been sufficiently given if it shall have been given by a resolution passed at a general meeting of the holders of the Preferred Shares Series 25 duly called and held upon not less than 21 days’ notice at which the holders of at least a majority of the outstanding Preferred Shares Series 25 are present or are represented by proxy and carried by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting. If at any such meeting, the holders of a majority of the outstanding Preferred Shares Series 25 are not present or represented by proxy within one-half hour after the time appointed for such meeting, the meeting shall be adjourned to such date not less than 21 days thereafter and to such time and place as may be designated by the chairman, and not less than 15 days’ written notice shall be given of such adjourned meeting. At such adjourned meeting, the holders of the Preferred Shares Series 25 present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting shall constitute the approval of the holders of the Preferred Shares Series 25. On every poll taken at any such meeting or adjourned meeting, every holder of Preferred Shares Series 25 shall be entitled to one (1) vote in respect of each Preferred Share Series 25 held. Subject to the foregoing, the formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting and conduct thereof shall be those from time to time prescribed in the by-laws of the Bank with respect to meetings of shareholders.
(x)	INTERPRETATION
A.	Interpretation
For the purposes hereof, the following expressions have the following meanings:

“Annual Fixed Dividend Rate” has the meaning set forth in the by-laws of the Bank relating to the Preferred Shares Series 24;

“Bank Act” means the Bank Act (Canada) and any statute hereafter enacted in substitution therefor, as such Act, or substituted Act, may be amended from time to time;

“Basic Redemption Price” has the meaning attributed thereto in Section (iv)1(C);

“Business Day” means a day other than a Saturday, a Sunday or any other day that the Bank is not open for business at its executive offices in Toronto, Ontario;

“Common Shares” means the common shares of the Bank as a class;

“Conversion Notice” has the meaning attributed thereto in Section (vii)C(1);

“Conversion Privilege” has the meaning attributed thereto in Section (vii)A(1);

“Dividend Payment Date” means the third last Business Day of each of the months of January, April, July and October in each year;

“Excluded Redemption Date” has the meaning attributed thereto in Section (iv)1(C);

“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the rate of interest (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 3.84%;

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period;

“Preferred Shares” means the preferred shares of the Bank as a class;

“Preferred Shares Series 24” means the Non-cumulative 5-year Rate Reset Preferred Shares Series 24 of the Bank and referred to in the by-laws of the Bank as “Preferred Shares Series 24”;

“Premium Redemption Price” has the meaning attributed thereto in Section (iv)1(B);

“Quarterly Commencement Date” means the 26th day of each of January, April, July and October in each year;

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period commencing on January 26, 2014 and ending on and including April 25, 2014 and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to but excluding the next succeeding Quarterly Commencement Date;

“Series 25 Conversion Date” has the meaning attributed thereto in Section (vii)A(1);

“Subsequent Fixed Rate Period” has the meaning set forth in the by-laws of the Bank relating to the Preferred Shares Series 24;

“Superintendent” has the meaning attributed thereto in Section (iii);

“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date; and

the expressions “in priority to”, “on a parity with”, “ranking equally with”, “ranking prior to” and “ranking junior to” and similar expressions as used herein have reference to the order of priority only in payment of dividends and/or in the distribution of assets in the event of any liquidation, dissolution or winding up of the Bank, whether voluntary or involuntary, or distribution of the assets of the Bank among its shareholders for the purpose of winding up its affairs.
B.	Other Payment Matters
(1)	In the event that any date on or by which any action is required to be taken by the Bank hereunder is not a Business Day, then such other action shall be required to be taken on or by the next succeeding day that is a Business Day.

(2)	In the event of the non-receipt of a cheque by the holder of the Preferred Shares Series 25 entitled to such cheque, or the loss or destruction thereof, the Bank, upon being furnished with reasonable evidence of such non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Bank, shall issue to such holder a replacement cheque for the amount of such cheque.
(xi)	TAX ELECTION
          The Bank shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under section 191.2 of the said Act or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax under Part VI.1 of the said Act at a rate such that no holder of the Preferred Shares Series 25 will be required to pay tax on dividends received (or deemed to be received) on the Preferred Shares Series 25 under section 187.2 of such Act or any successor or replacement provision of similar effect. Nothing in this section will prevent the Bank from entering into an agreement with a taxable Canadian corporation with which it is related to transfer all or part of the Bank’s liability for tax under section 191.1 of such Act to that taxable Canadian corporation in accordance with section 191.3 of such Act.
(xii)	WITHHOLDING TAX
          Notwithstanding any other provision of these share terms, the Bank may deduct or withhold from any payment, distribution, issuance or delivery to be made pursuant to these share terms any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and will remit such amounts to the relevant tax authority as required. Where the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share terms is less than the amount that the Bank is so required or permitted to deduct or withhold, the Bank will be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share terms any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the above, the amount of any payment, distribution, issuance or delivery made pursuant to these share terms will be considered to be the amount of the payment, distribution, issuance or delivery plus any amount deducted or withheld pursuant to this Section (xii). Holders of Preferred Shares Series 25 will be responsible for all withholding taxes under Part XIII of the Income Tax Act (Canada) in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share terms, and will indemnify and hold harmless the Bank on an after-tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share terms.